Exhibit 99.1

English language translation

For information purpose only

CELLECTIS

French société anonyme with share capital of EUR 3,587,560.05

Registered office: 8, rue de la Croix Jarry - 75013 Paris

428 859 052 R.C.S. Paris

(the “Company”)

NOTICE OF

COMBINED EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ GENERAL MEETING

OF DECEMBER 22, 2023

Shareholders are hereby informed that they are invited to attend the combined extraordinary and ordinary general meeting to be held on December 22, 2023 at 2.30 p.m., at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France, to deliberate on the following agenda:

Agenda under the competence of the extraordinary general meeting

•

creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”) - determination of the specific rights attached to the A Shares - corresponding amendment to the bylaws,

•

delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of 10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person,

•

creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”) - determination of the specific rights attached to the B Shares - corresponding amendment to the bylaws,

•

delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of 18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person,

•	cancellation of the shareholders’ preferential subscription rights in favor of AstraZeneca Holdings B.V.,

•

delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code.

Agenda presented to the ordinary shareholders’ meting

•	appointment of a director (identity to be completed on convening of the meeting) subject to condition precedent,

•	appointment of a director (identity to be completed on convening of the meeting) subject to condition precedent.

TEXT OF RESOLUTIONS

First resolution

Creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”) - determination of the specific rights attached to the A Shares—corresponding amendment to the bylaws

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

after having reviewed :

•	the board of directors’ report,

•	the special report of the statutory auditors referred to in Articles L. 228-12 and R. 228-18 of the French Commercial Code,

•

the report of the specially appointed auditor (commissaire aux avantages particuliers)’s on the specific rights attached to preferred shares prepared in accordance with Articles L. 228-15 and L. 225-147 of the French Commercial Code,

•

the draft of the Company’s new bylaws appended to the board of directors’ report to this shareholders’ meeting (the “Revised Bylaws”), which is available free of charge at the registered office and can be consulted on the Company’s website under the heading “General Meeting of [-] 2023”.

•	the approval of the terms of this resolution by each meeting of holders of securities giving access to the Company’s share capital,

subject to the condition subsequent (condition résolutoire) of the non-adoption of the second and the fourth resolutions below,

resolves, in accordance with the provisions of Article L. 228-11 of the French Commercial Code, to create a new class of preferred shares convertible into ordinary shares referred to as “Class A preferred shares” (hereinafter the “A Shares”), the characteristics of which are as follows:

a)	from their date of issuance, the A Shares carry one voting right per A Share at the Company’s shareholders’ general meetings. The A Shares will therefore not be eligible for double voting rights,

b)	no application will be made for the A Shares to be admitted for trading on the Euronext Growth market or any other market on which the Company’s shares (or ADSs or ADRs) may be admitted,

c)	the A Shares will have a par value equal to that of the Company’s ordinary shares, i.e. EUR 0.05,

d)	the A Shares will be held in registered form and may not be transferred to bearer form,

e)	the A Shares will not be transferable except to an “Affiliate” (as this term is defined in the Revised Bylaws) of the holder of A Shares,

f)	the A Shares benefit from a preferential distribution right of the boni in the event of a liquidation of the Company, as described in the Revised Bylaws,

g)

any holder of A Shares may request the conversion of some or all of its A Shares into new ordinary shares of the Company in accordance with the terms and conditions set out in the Revised Bylaws, on the basis of one ordinary share for one A Share (the “Conversion Ratio”),

The new ordinary shares resulting from the conversion of the A Shares will be assimilated to the outstanding ordinary shares and will carry dividend rights as from the first day of the financial year in progress on the date of their conversion, and will confer to their holders, as from their delivery, all the rights attached to ordinary shares. They will be subject to a request for admission for trading on the Euronext Growth market on the same quotation line as the ordinary shares.

The board of directors will acknowledge the conversion of the A Shares into ordinary shares, will acknowledge the number of ordinary shares resulting from the conversion of A Shares and will make the necessary amendments to the bylaws. This power may be delegated to the managing director (Directeur Général) under the conditions provided for by law.

Notwithstanding the foregoing, any A Shares outstanding will automatically convert into ordinary shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of ordinary shares causing such person to hold over ninety (90) per cent of the share capital and voting rights of the Company, acknowledges that the conversion of the A Shares into ordinary shares results in shareholders waiving their preferential subscription rights to the new ordinary shares resulting from the conversion,

resolves that the specific rights attached to the A Shares are attached to the A Shares and not to their holders, and will therefore benefit to the successive holders of said A Shares,

resolves that in the event of a share capital increase by incorporating reserves and distribution of free shares, distribution of dividends in the form of shares or allocation of free shares, the shares allocated by virtue of the rights attached to the A Shares will themselves be A Shares, resolves that new shares subscribed to by a shareholder holding A Shares through the exercise of a preferential subscription right will themselves be A Shares, unless otherwise decided by the general meeting authorizing such share capital increase, specifies, as necessary, that in the event of a reverse stock-split or split of the nominal value of the Company’s shares (or other equivalent transactions), the shares allotted in respect of the A Shares will themselves be A Shares, specifies that the specific rights attached to A Shares are set out in the Revised Bylaws, which shall form an integral part of this first resolution,

resolves, as a consequence of the foregoing, to amend the Company’s bylaws and to adopt the Articles of the Revised Bylaws relating to the A Shares, as appended to the board of directors’ report to the general meeting.

Second resolution

Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of 10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135 and L-225-138 of the French Commercial Code and Article L. 22-10-49 of the French Commercial Code,

subject to the adoption of the first resolution above and the third resolution below,

delegates, subject to the condition precedent of the adoption of the fifth resolution below relating to the cancellation of the shareholders’ preferential subscription rights in favor of the person referred to in said resolution, to the board of directors, with powers to subdelegate in accordance with applicable law, its authority to decide, in the proportions and at the times it deems appropriate, one or several share capital increases through the issuance, in France or abroad, of preferred shares of category A (the “A Shares”), resolves that the total nominal amount of share capital increases that may be carried out under this delegation shall not exceed EUR 500,000, or its equivalent in foreign currency, through the issuance of a maximum of 10,000,000 A Shares with a par value of EUR 0.05 each, to which will be attached the specific rights referred to in the first resolution above, as more fully described in the Revised Bylaws adopted pursuant to the first resolution above, resolves that the issuance price of the A Shares issued under this delegation will be 5 US dollars, the euro equivalent of which will be determined by the board of directors on the date on which the share capital increase is decided, resolves to issue a maximum of 10,000,000 ordinary shares, representing a maximum par value of EUR 500,000, which may be issued by the Company in the event of conversion of the A Shares in accordance with the terms and conditions set out in the Revised Bylaws, resolves that the subscription price of the A Shares issued pursuant to this delegation must be fully paid up in cash (including, where applicable, by offsetting receivables) at the time of the subscription, resolves that the A Shares will accrue rights from the date of their issuance and will be subject to all the provisions of the Company’s bylaws and to the decisions of the Company’s shareholders’ general meetings from that date, specifies that the delegation thus granted to the board of directors is valid for a period of twelve months from the date of this meeting,

resolves that the board of directors will have full powers, with powers to subdelegate in accordance with applicable law, to implement this delegation in accordance with applicable law and the Company’s bylaws, and in particular to:

•

decide and implement the share capital increases pursuant to this resolution, determine the exact amount of any share capital increase, the number of A Shares to be issued and the exact amount of the issuance premium within the aforementioned limits;

•	set the opening and closing dates of the subscription period, and close the subscription period early or extend its duration;

•	set the terms and conditions of any issues within the limits set by this resolution;

•	collect from the beneficiary the subscription of A Shares and the related payments;

•

at its sole discretion and when it deems it appropriate, to deduct the expenses, duties and fees incurred by the share capital increases implemented pursuant to the delegation referred to in this resolution, from the amount of the premiums relating to these transactions, and to deduct from the amount of these premiums the sums necessary to increase the legal reserve to one-tenth of the new share capital, after each transaction;

•

acknowledge the full payment of the subscription price of the issued A Shares, and consequently, to acknowledge the completion of each share capital increase and make the corresponding amendments to the bylaws;

•

generally, enter into any and all agreements, in particular to successfully complete the proposed issuances, take any and all measures and carry out any and all formalities required in connection with the issuances,

•

acknowledge the conversion of the A Shares into ordinary shares, acknowledge the resulting share capital increase, if any, amend the bylaws accordingly, take any and all decisions relating to the admission of the ordinary shares thus issued to any market on which the Company’s shares may be admitted for trading, and carry out any and all formalities arising therefrom,

•

where necessary, to take any measures required to protect the interests of holders of securities and other rights giving access to the share capital in accordance with Article L. 228-99 of the French Commercial Code, acknowledges that, should the board of directors decide to use the delegation granted in this resolution, it will report to the next ordinary shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegations granted in this resolution.

Third resolution

Creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”) - determination of the specific rights attached to the B Shares - corresponding amendment to the bylaws

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

after having reviewed :

•	the board of directors’ report,

•	the special report of the statutory auditors referred to in Articles L. 228-12 and R. 228-18 of the French Commercial Code,

•

the report of the specially appointed auditor (commissaire aux avantages particuliers)’s on the specific rights attached to preferred shares prepared in accordance with Articles L. 228-15 and L. 225-147 of the French Commercial Code,

•	the draft of the Revised Bylaws which is available free of charge at the registered office and can be consulted on the Company’s website under the heading “General Meeting of [-] 2023”.

•	the approval of the terms of this resolution by each meeting of holders of securities giving access to the Company’s share capital,

subject to the condition subsequent (condition résolutoire) of the non-adoption of the second resolution above and the fourth resolution below,

resolves, in accordance with the provisions of Article L. 228-11 of the French Commercial Code, to create a new class of preferred shares convertible into ordinary shares referred to as “Class B preferred shares” (hereinafter the “B Shares”), the characteristics of which are as follows:

a)

from their date of issuance and for a period of 74 years from their subscription, the B Shares will not carry any voting rights at the Company’s shareholders’ general meetings except for resolutions relating to the payment of any dividend or distribution. The B Shares will not be eligible for double voting rights,

b)	no application will be made for the B Shares to be admitted for trading on the Euronext Growth market or any other market on which the Company’s shares (or ADSs or ADRs) may be admitted,

c)	the B Shares will have a par value equal to that of the Company’s ordinary shares, i.e. EUR 0.05,

d)	the B Shares will be held in registered form and may not be transferred to bearer form,

e)	the B Shares will not be transferable except to an “Affiliate” (as this term is defined in the Revised Bylaws) of the holder of B Shares,

f)	the B Shares benefit from a preferential distribution right of the boni in the event of a liquidation of the Company, as described in the Revised Bylaws,

g)

any holder of B Shares may request the conversion of some or all of its B Shares into new ordinary shares of the Company in accordance with the terms and conditions set out in the Revised Bylaws, on the basis of one ordinary share for one B Share (the “Conversion Ratio”),

The new ordinary shares resulting from the conversion of the B Shares will be assimilated to the outstanding ordinary shares and will carry dividend rights as from the first day of the financial year in progress on the date of their conversion, and will confer to their holders, as from their delivery, all the rights attached to ordinary shares. They will be subject to a request for admission for trading on the Euronext Growth market on the same quotation line as the ordinary shares.

The board of directors will acknowledge the conversion of the B Shares into ordinary shares, will acknowledge the number of ordinary shares resulting from the conversion of B Shares and will make the necessary amendments to the bylaws. This power may be delegated to the managing director (Directeur Général) under the conditions provided for by law.

Notwithstanding the foregoing, any B Shares outstanding will automatically convert into ordinary shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of ordinary shares causing such person to hold over ninety (90) per cent of the share capital and voting rights of the Company, acknowledges that the conversion of the B Shares into ordinary shares results in shareholders waiving their preferential subscription rights to the new ordinary shares resulting from the conversion,

resolves that the specific rights attached to the B Shares are attached to the B Shares and not to their holders, and will therefore benefit to the successive holders of said B Shares,

resolves that in the event of a share capital increase by incorporating reserves and distribution of free shares, distribution of dividends in the form of shares or allocation of free shares, the shares allocated by virtue of the rights attached to the B Shares will themselves be B Shares, resolves that new shares subscribed to by a shareholder holding B Shares through the exercise of a preferential subscription right will themselves be B Shares, unless otherwise decided by the general meeting authorizing such share capital increase, specifies, as necessary, that in the event of a reverse stock-split or split of the nominal value of the Company’s shares (or other equivalent transactions), the shares allotted in respect of the B Shares will themselves be B Shares, specifies that the specific rights attached to B Shares are set out in the Revised Bylaws, which shall form an integral part of this third resolution,

resolves, as a consequence of the foregoing, to amend the Company’s bylaws and to adopt the Articles of the Revised Bylaws relating to the B Shares, as appended to the board of directors’ report to the general meeting.

Fourth resolution

Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of 18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135 and L-225-138 of the French Commercial Code and Article L. 22-10-49 of the French Commercial Code,

subject to the adoption of the first and the third resolutions above,

delegates, subject to the condition precedent of the adoption of the fifth resolution below relating to the cancellation of the shareholders’ preferential subscription rights in favor of the person referred to in said resolution, to the board of directors, with powers to subdelegate in accordance with applicable law, its authority to decide, in the proportions and at the times it deems appropriate, one or several share capital increases through the issuance, in France or abroad, of preferred shares of category B (the “B Shares”), resolves that the total nominal amount of share capital increases that may be carried out under this delegation shall not exceed EUR 900,000, or its equivalent in foreign currency, through the issuance of a maximum of 18,000,000 B Shares with a par value of EUR 0.05 each, to which will be attached the specific rights referred to in the third resolution above, as more fully described in the Revised Bylaws adopted pursuant to the third resolution above, resolves that the issuance price of the B Shares issued under this delegation will be 5 US dollars, the euro equivalent of which will be determined by the board of directors on the date on which the share capital increase is decided, resolves to issue a maximum of 18,000,000 ordinary shares, representing a maximum par value of EUR 900,000, which may be issued by the Company in the event of conversion of the B Shares in accordance with the terms and conditions set out in the Revised Bylaws, resolves that the subscription price of the B Shares issued pursuant to this delegation must be fully paid up in cash (including, where applicable, by offsetting receivables) at the time of the subscription, resolves that the B Shares will accrue rights from the date of their issuance and will be subject to all the provisions of the Company’s bylaws and to the decisions of the Company’s shareholders’ general meetings from that date, specifies that the delegation thus granted to the board of directors is valid for a period of twelve months from the date of this meeting,

resolves that the board of directors will have full powers, with powers to subdelegate in accordance with applicable law, to implement this delegation in accordance with applicable law and the Company’s bylaws, and in particular to:

•

decide and implement the share capital increases pursuant to this resolution, determine the exact amount of any share capital increase, the number of B Shares to be issued and the exact amount of the issuance premium within the aforementioned limits;

•	set the opening and closing dates of the subscription period, and close the subscription period early or extend its duration;

•	set the terms and conditions of any issues within the limits set by this resolution;

•	collect from the beneficiary the subscription of B Shares and the related payments;

•

at its sole discretion and when it deems it appropriate, to deduct the expenses, duties and fees incurred by the share capital increases implemented pursuant to the delegation referred to in this resolution, from the amount of the premiums relating to these transactions, and to deduct from the amount of these premiums the sums necessary to increase the legal reserve to one-tenth of the new share capital, after each transaction;

•

acknowledge the full payment of the subscription price of the issued B Shares, and consequently, to acknowledge the completion of each share capital increase and make the corresponding amendments to the bylaws;

•

generally, enter into any and all agreements, in particular to successfully complete the proposed issuances, take any and all measures and carry out any and all formalities required in connection with the issuances,

•

acknowledge the conversion of the B Shares into ordinary shares, acknowledge the resulting share capital increase, if any, amend the bylaws accordingly, take any and all decisions relating to the admission of the ordinary shares thus issued to any market on which the Company’s shares may be admitted for trading, and carry out any and all formalities arising therefrom,

•

where necessary, to take any measures required to protect the interests of holders of securities and other rights giving access to the share capital in accordance with Article L. 228-99 of the French Commercial Code, acknowledges that, should the board of directors decide to use the delegation granted in this resolution, it will report to the next ordinary shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegations granted in this resolution.

Fifth resolution

Cancellation of the shareholders’ preferential rights in favor of AstraZeneca Holdings B.V.

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

resolves, in accordance with the provisions of Articles L. 225-135 and L. 225-138 of the French Commercial Code, and as a consequence of the adoption of the foregoing resolutions, to cancel the preferential subscription rights reserved to shareholders under Article L. 225-132 of the French Commercial Code, and to reserve the right to subscribe the 10,000,000 A Shares and the 18,000,000 B Shares that may be issued under the delegations granted pursuant to the second and the fourth resolutions of this shareholders’ meeting to AstraZeneca Holdings B.V., a Dutch law company the registered office of which is located at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, registered under number 24179427, approves, where necessary, the specific rights arising from the issuance of A Shares and the issuance of B Shares to the above-mentioned person.

Sixth resolution

Delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the board of directors’ report and the statutory auditors’ report, prepared in accordance with applicable law,

in accordance with the provisions of articles L. 225-129 et seq. of the French Commercial Code, in particular articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 et seq. of the French Labor Code, delegates to the board of directors its authority to increase the share capital, on one or more occasions, at its sole discretion, by issuing ordinary shares reserved, directly or through a company mutual fund, for members of a savings plan as provided for in articles L. 3332-1 et seq. of the French Labor Code, which would be open to employees of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code, who also meet the conditions set by the board of directors (hereinafter referred to as “Group Employees”), resolves to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial Code, and to reserve the right to subscribe to said ordinary shares for the Group Employees, sets the period of validity of this delegation at eighteen (18) months from the date of this meeting,

sets the maximum nominal amount of share capital increases that may be carried out in this way at EUR 83,300,

resolves that the issuance price of each share will be determined by the board of directors in accordance with the provisions of Article L. 3332-20 of the French Labor Code.

Seventh resolution

Appointment of a director (Ascot Holdings B.V.) subject to conditions precedent

The general meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

having reviewed the report of the board of directors,

subject to the condition precedent of the completion of the share capital increases pursuant to the second and the fourth resolutions above of an aggregate nominal amount of EUR 1,400,000,

appoints as new director for a term of three (3) years, expiring at the close of the annual general meeting convened to approve the financial statements for the financial year ending on December 31, 2026, [•].

[•] has accepted [his/her] and declared that it does not hold any positions in other companies that would prevent it from accepting said offices.

Eighth resolution

Appointment of a director ([•]) subject to conditions precedent

The general meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

having reviewed the report of the board of directors,

subject to the condition precedent of the completion of the share capital increases pursuant to the second and the fourth resolutions above of an aggregate nominal amount of EUR 1,400,000,

appoints as new director for a term of three (3) years, expiring at the close of the annual general meeting convened to approve the financial statements for the financial year ending on December 31, 2026, [•].

[•] has accepted [his/her] appointment as director, and declared that [he][she] does not hold any positions in other companies that would prevent [him][her] from accepting said offices.

MODALITIES OF PARTICIPATION

1. Participation	in the meeting

All shareholders, regardless of the number of shares they own, have the right to participate in the meeting.

1.1 Preliminary formalities to be carried out in order to participate in the general meeting

In accordance with article R.225-85 of the French Commercial Code, shareholders must provide proof of ownership of their shares on the Record Date, i.e. December 20, 2023 at midnight, Paris time (hereinafter referred to as D-2), either in the registered share accounts held on behalf of the Company by its agent, Société Générale, or in the bearer share accounts held by an authorized intermediary.

For registered shareholders, this registration on D-2 in the registered share accounts is sufficient to enable them to participate in the meeting.

For bearer shareholders, this registration of shares in the account must be evidenced by a certificate of participation issued by the account holder, who will thus provide proof of the shareholder’s status as a shareholder. The certificate of participation is established in the name of the shareholder or on behalf of the non-resident shareholder represented by the registered intermediary. The account holder must attach the certificate of participation to the postal or proxy voting form, or to the request for an admission card, and send it to Société Générale (Service Assemblées, CS 30812, 44 308 Nantes Cedex 3).

Shareholders may sell all or part of their shares at any time, however if the sale (transfer of ownership) is completed

•	before D-2 – midnight Paris time, the vote expressed by mail, the proxy, the admission card, possibly accompanied by a certificate of participation, will be invalidated or modified accordingly;

•	after D- midnight Paris time, whatever the means used, it will neither be notified by the authorized intermediary nor taken into consideration by the Company.

1.2 Methods of participation in the meeting

The shareholder has the right to participate in the general meeting :

•	either by attending in person,
•	or by voting by correspondence,
•	or by being represented by any individual or legal entity of his choice,
•	or by being represented by the Chairperson of the general meeting.

Any shareholder who has already cast a postal vote, sent a proxy or requested an admission card or a certificate of participation (under the conditions defined in paragraph II of article R225-85), may no longer choose another method of participation in the meeting. It is however specified that the shareholder who has voted remotely (by Internet or by using the paper voting form) will no longer be able to vote directly at the meeting or to be represented at the meeting by virtue of a proxy, but will be able to attend the meeting, unless otherwise provided for in the bylaws.

1.2.1 Shareholders wishing to participate personally in the general meeting

The shareholder wishing to attend the general meeting in person must obtain an admission card.

Registered shareholders who have been registered for at least one month as of the date of the notice of meeting will receive the notice of meeting brochure together with a single form by post.

They may obtain an admission card by returning the duly completed and signed single form using the pre-paid reply envelope enclosed with the notice of meeting received by post.

Holders of bearer shares should send a request for a single form to their securities account holder. In the latter case, if they have not received their admission card by December 20, 2023 (D-2 business days), they must ask their securities account holder to deliver them a certificate of participation which will enable them to prove their status as shareholders on D-2 in order to be admitted to the meeting.

Any request received by December 19, 2023 (D-3) at the latest will be taken into account. In order to facilitate the organization of the reception, it would nevertheless be advisable for shareholders wishing to attend the meeting to make their request as soon as possible in order to receive the card in due time.

1.2.2 Shareholders unable to attend the general meeting in person

Shareholders who are unable to attend the meeting in person may participate by i) appointing a proxy or ii) voting by mail.

1.2.2.1 Appointment—Revocation of a proxy

A shareholder who has chosen to be represented by a proxy of his or her choice may notify this appointment or revoke it :

•

by post, using the voting form sent either directly for the registered shareholders or by the holder of the securities account for bearer shareholders and received by Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex no later than December 20, 2023;

•

In accordance with the provisions of Article R.225-79 of the French Commercial Code, and subject to having signed a duly completed proxy form, notification to the company of the appointment and revocation of a proxy may also be made electronically, in the form of a scanned copy, in accordance with the following procedures:

•	for pure registered shareholders, by sending an e-mail containing the scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com.

The message must specify the name, first name and address of the shareholder as well as the surname, first name and address of the appointed or revoked proxy,

•	for holders of administered registered shares or bearer shares, by sending an e-mail containing a scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com.

The message must specify the name, first name, address and bank details of the shareholder as well as the surname, first name and address of the appointed or revoked proxy. The shareholders concerned must ask their account holder who manages their securities account to send written confirmation (by mail or fax) to Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex.

Scanned copies of unsigned proxy forms will not be taken into account.

Only duly signed notifications of appointment or revocation of proxies, completed and received by December 19, 2023 at the latest, will be taken into account. Moreover, only notifications of appointment or revocation of proxies may be sent to the e-mail address agm@cellectis.com, any other request or notification relating to any other subject may not be taken into account and/or processed.

It is reminded that written and signed proxies must indicate the name, first name and address of the shareholder as well as those of the proxy. The revocation of a proxy is carried out under the same formal conditions as those used for its appointment.

It is specified that for any proxy given by a shareholder without indication of a proxy, the chairperson of the shareholders’ meeting will issue a vote according to the recommendations of the board of directors.

1.2.2.2 Remote voting using the single form

Shareholders who do not attend this meeting in person and who wish to vote by mail or be represented by proxy by giving their proxy to the chairperson of the meeting, may :

•

for registered shareholders: return the single postal voting form or proxy form, which will be sent to them with the convening notice, using the pre-paid reply envelope enclosed with the convening notice,

•	for bearer shareholders: request this form by letter to the account holder. This request must be received no later than six (6) days before the date of this meeting, i.e. December 16, 2023.

The single postal voting form or proxy form must be returned to the account keeper, who will forward it to Société Générale together with a certificate of participation proving the shareholder’s status on D-2.

The shareholders will return their forms in such a way that Société Générale can receive them at the latest on December 18, 2023.

It is specified that no form received by the Company after this date will be taken into account.

2. Requests	for the inclusion of draft resolutions or items on the agenda

One or more shareholders representing at least the fraction of the share capital provided for by the applicable legal and regulatory provisions may request the inclusion of items on the agenda or draft resolutions under the conditions provided for in Articles L.225-105 and R.225-71 to R.225-73 of the French Commercial Code.

Requests for the inclusion of items or draft resolutions on the agenda by shareholders meeting the legal requirements must be sent, under the conditions provided for in Article R.225-73 of the French Commercial Code, to the registered office of the Company (8, rue de la Croix Jarry—75013 Paris – France), by registered letter with acknowledgement of receipt no later than the twenty-fifth calendar day before the date set for the holding of the general meeting, i.e. November 27,2023.

They must be accompanied by a certificate of account registration which proves that the authors of the request hold or are represented by the fraction of the share capital required by article R. 225-71 above. Requests for the inclusion of draft resolutions must also be accompanied by the text of the draft resolutions, and requests for the inclusion of items on the agenda must be substantiated.

The consideration by the meeting of the items and draft resolutions submitted by the shareholders in accordance with the legal and regulatory conditions is subject to the transmission by the authors of the request of a new certificate proving the registration of the shares in account under the same conditions on D-2.

These new items or draft resolutions will be included in the agenda of the meeting and brought to the attention of the shareholders under the conditions determined by the regulations in force.

3. Written	questions

In accordance with Article R.225-84 of the French Commercial Code, any shareholder wishing to ask written questions must, as from the date of this publication and no later than the fourth business day preceding the date of the meeting, i.e. December 18, 2023, send their questions to the registered office by registered letter with acknowledgement of receipt to the chairman of the board of directors, or by electronic means to the e-mail address provided in the convening brochure.

In order to be taken into account, such questions must be accompanied by a certificate of registration.

4. Shareholders’	right of communication

The documents that must be made available to shareholders in connection with the meeting will be made available at the Company’s registered office, as from the publication of the convening notice of the meeting.

The Board of Directors